UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

POINT BIOPHARMA GLOBAL INC.

(Name of Subject Company (issuer))

YOSEMITE FALLS ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

730541109

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Asher Qazi

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 13, 2023 (as amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Yosemite Falls Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of POINT Biopharma Global Inc., a Delaware corporation (“POINT”), at a purchase price of $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2023, and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at 5:00 p.m., Eastern Time, on December 22, 2023 (such date and time, the “Expiration Time”), and was not further extended. The Depositary has advised Purchaser that, as of the Expiration Time, 72,788,215 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 67.97% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied. The Purchaser expects to accept for payment, on December 27, 2023, all Shares validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time. The Purchaser will promptly pay for all Shares accepted in accordance with the terms of the Offer.

Lilly expects its acquisition of POINT to be completed on December 27, 2023, pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into POINT, and without a meeting of stockholders of POINT in accordance with Section 251(h) of the DGCL, with POINT surviving as a wholly-owned subsidiary of Lilly.

Following the consummation of the Merger, all Shares will be delisted from Nasdaq. Lilly and POINT intend to take steps to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and suspension of all POINT’s reporting obligations under the Exchange Act as promptly as practicable after the Expiration Time.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2023	YOSEMITE FALLS ACQUISITION CORPORATION

/s/ Philip L. Johnson
Name: Philip L. Johnson
Title: President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
Name: Anat Ashkenazi
Title: Executive Vice President and Chief Financial Officer